UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Extreme Networks, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

30226D106
(CUSIP Number)

MARK MITCHELL
RAMIUS LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022
(212) 845-7988

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,410,162
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,410,162
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,410,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 608,368
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 608,368
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,368
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS NAVIGATION MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 749,559
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 749,559
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,559
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,210,770
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,210,770
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,210,770
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,819,138
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,819,138
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,819,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,410,162
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,410,162
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,410,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,229,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,229,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON COWEN GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,229,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,229,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON RCG HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,229,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,229,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,229,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,229,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,229,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,229,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,229,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,229,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,229,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,229,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,229,300
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,229,300
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,229,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 30226D106

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 4,229,300 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Navigation Master Fund, RCG PB and Enterprise Master Fund is approximately $10,706,000, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 89,525,333 Shares outstanding as of January 29, 2010, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 3, 2010.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on April 23, 2010, Value and Opportunity Master Fund beneficially owned 2,410,162 Shares.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 2,410,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,410,162
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	Navigation Master Fund

(a)	As of the close of business on April 23, 2010, Navigation Master Fund beneficially owned 749,559 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 749,559
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 749,559
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 30226D106

(c)	The transactions in the Shares by Navigation Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on April 23, 2010, Enterprise Master Fund beneficially owned 608,368 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 608,368
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 608,368
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.

D.	RCG PB

(a)
As of the close of business on April 23, 2010, RCG PB directly owned 461,211 Shares.  RCG PB, as the sole shareholder of Navigation Master Fund, may be deemed the beneficial owner of the 749,559 Shares owned by Navigation Master Fund.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 1,210,770
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,210,770
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by RCG PB since the filing of the Schedule 13D are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares on behalf of Navigation Master Fund since the filing of the Schedule 13D are set forth on Schedule A and incorporated by reference.

E.	RCG Starboard Advisors

(a)	RCG Starboard Advisors, as the investment manager of Value and Opportunity Master Fund, may be deemed the beneficial owner of the 2,410,162 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 2.7%

(b)	1. Sole power to vote or direct vote: 2,410,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,410,162
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund since the filing of the Schedule 13D are set forth on Schedule A and incorporated by reference.

CUSIP NO. 30226D106

F.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund, Navigation Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 608,368 Shares owned by Enterprise Master Fund (ii) 749,559 Shares owned by Navigation Master Fund and (iii) 461,211 Shares owned directly by RCG PB.

Percentage: Approximately 2.0%

(b)	1. Sole power to vote or direct vote: 1,819,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,819,138
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Enterprise Master Fund, RCG PB and Navigation Master Fund since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

G.	Ramius

(a)
Ramius, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of the (i) 2,410,162 Shares owned by Value and Opportunity Master Fund, (ii) 749,559 Shares owned by Navigation Master Fund, (iii) 608,368 Shares owned by Enterprise Master Fund and (iv) 461,211 Shares owned directly by RCG PB.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 4,229,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,229,300
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

H.	Cowen

(a)
Cowen, as the sole member of Ramius, may be deemed the beneficial owner of the (i) 2,410,162 Shares owned by Value and Opportunity Master Fund, (ii) 749,559 Shares owned by Navigation Master Fund, (iii) 608,368 Shares owned by Enterprise Master Fund and (iv) 461,211 Shares owned directly by RCG PB.

Percentage: Approximately 4.7%

CUSIP NO. 30226D106

(b)	1. Sole power to vote or direct vote: 4,229,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,229,300
4. Shared power to dispose or direct the disposition: 0

(c)
Cowen did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

I.	RCG Holdings

(a)
RCG Holdings, as a significant shareholder of Cowen, may be deemed the beneficial owner of the (i) 2,410,162 Shares owned by Value and Opportunity Master Fund, (ii) 749,559 Shares owned by Navigation Master Fund, (iii) 608,368 Shares owned by Enterprise Master Fund and (iv) 461,211 Shares owned directly by RCG PB.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 4,229,300
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,229,300
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Holdings did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

J.	C4S

(a)
C4S, as the managing member of RCG Holdings, may be deemed the beneficial owner of the (i) 2,410,162 Shares owned by Value and Opportunity Master Fund, (ii) 749,559 Shares owned by Navigation Master Fund, (iii) 608,368 Shares owned by Enterprise Master Fund and (iv) 461,211 Shares owned directly by RCG PB.

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,229,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,229,300

(c)
C4S did not enter into any transactions in the Shares since the filing of the Schedule 13D.  The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

K.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
Each of Messrs. Cohen, Stark, Strauss and Solomon, as the managing members of C4S, may be deemed the beneficial owner of the (i) 2,410,162 Shares owned by Value and Opportunity Master Fund, (ii) 749,559 Shares owned by Navigation Master Fund, (iii) 608,368 Shares owned by Enterprise Master Fund and (iv) 461,211 Shares owned directly by RCG PB.

CUSIP NO. 30226D106

Percentage: Approximately 4.7%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,229,300
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,229,300

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon entered into any transactions in the Shares since the filing of the Schedule 13D. The transactions in the Shares on behalf of Value and Opportunity Master Fund, Navigation Master Fund, Enterprise Master Fund and RCG PB since the filing of the Schedule 13D are set forth in Schedule A and incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	As of April 22, 2010, the Reporting Persons ceased to be beneficial owners of more than 5% of the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated April 26, 2010.

CUSIP NO. 30226D106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2010

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

RAMIUS NAVIGATION MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG STARBOARD ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS ADVISORS, LLC
By: Ramius LLC,
       its sole member

RAMIUS LLC
By: Cowen Group, Inc.,
        its sole member

COWEN GROUP, INC.

RCG HOLDINGS LLC
By: C4S & Co., L.L.C.,
       its managing member

C4S & CO., L.L.C.

By:	/s/ Owen S. Littman
	Name:	Owen S. Littman
	Title:	Authorized Signatory

/s/ Owen S. Littman
OWEN S. LITTMAN
As attorney-in-fact for Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 30226D106

SCHEDULE A

Transactions in the Shares Since the Filing of the Schedule 13D

Shares of Common Stock Purchased/ (Sold)	Price Per Share($)	Date of Purchase/ Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(3,896)	3.0020	03/15/2010
(28,287)	2.9725	03/15/2010
(19,377)	2.9924	03/16/2010
(237)	3.0000	03/16/2010
(50,8150	2.9710	03/17/2010
(16,938)	3.0175	03/18/2010
(12,263)	2.9353	03/19/2010
(30,083)	3.0219	03/22/2010
(135)	3.0000	03/23/2010
(8,334)	3.0062	03/23/2010
(4,201)	3.0054	03/24/2010
(4,269)	3.0000	03/25/2010
(610)	3.0000	03/26/2010
(3,208)	3.0004	03/30/2010
(4,679)	3.0020	03/31/2010
(18,937)	3.1928	04/05/2010
(14,939)	3.2047	04/06/2010
(16,939)	3.4015	04/07/2010
(5,962)	3.3744	04/12/2010
(2,507)	3.3641	04/13/2010
(38,166)	3.5646	04/22/2010
(45,775)	3.5714	04/22/2010
(13,107)	3.5962	04/23/2010
(57,215)	3.5888	04/23/2010

RAMIUS NAVIGATION MASTER FUND LTD

(4,696)	3.0020	03/15/2010
(34,097)	2.9725	03/15/2010
(23,358)	2.9924	03/16/2010
(286)	3.0000	03/16/2010
(61,252)	2.9710	03/17/2010
(20,417)	3.0175	03/18/2010
(14,782)	2.9353	03/19/2010
(36,261)	3.0219	03/22/2010
(163)	3.0000	03/23/2010
(10,045)	3.0062	03/23/2010
(5,064)	3.0054	03/24/2010
(5,145)	3.0000	03/25/2010
(735)	3.0000	03/26/2010
(3,868)	3.0004	03/30/2010
(5,643)	3.0020	03/31/2010

CUSIP NO. 30226D106

(22,826)	3.1928	04/05/2010
(18,008)	3.2047	04/06/2010
(20,418)	3.4015	04/07/2010
(7,187)	3.3744	04/12/2010
(3,022)	3.3641	04/13/2010
(11,870)	3.5646	04/22/2010
(14,236)	3.5714	04/22/2010
(4,076)	3.5962	04/23/2010
(17,794)	3.5888	04/23/2010

RAMIUS ENTERPRISE MASTER FUND LTD

(1,654)	3.0020	03/15/2010
(12,010)	2.9725	03/15/2010
(8,227)	2.9924	03/16/2010
(101)	3.0000	03/16/2010
(21,572)	2.9710	03/17/2010
(7,191)	3.0175	03/18/2010
(5,207)	2.9353	03/19/2010
(12,772)	3.0219	03/22/2010
(58)	3.0000	03/23/2010
(3,538)	3.0062	03/23/2010
(1,783)	3.0054	03/24/2010
(1,812)	3.0000	03/25/2010
(259)	3.0000	03/26/2010
(1,320)	3.0004	03/30/2010
(1,927)	3.0020	03/31/2010
(8,041)	3.1928	04/05/2010
(6,344)	3.2047	04/06/2010
(7,193)	3.4015	04/07/2010
(2,532)	3.3744	04/12/2010
(1,064)	3.3641	04/13/2010
(9,634)	3.5646	04/22/2010
(11,555)	3.5714	04/22/2010
(3,308)	3.5962	04/23/2010
(14,442)	3.5888	04/23/2010

RCG PB, LTD

(1,254)	3.0020	03/15/2010
(9,106)	2.9725	03/15/2010
(6,2380	2.9924	03/16/2010
(76)	3.0000	03/16/2010
(16,361)	2.9710	03/17/2010
(5,454)	3.0175	03/18/2010
(3,948)	2.9353	03/19/2010
(9,684)	3.0219	03/22/2010
(44)	3.0000	03/23/2010
(2,683)	3.0062	03/23/2010
(1,352)	3.0054	03/24/2010
(1,374)	3.0000	03/25/2010

CUSIP NO. 30226D106

(196)	3.0000	03/26/2010
(1,038)	3.0004	03/30/2010
(1,514)	3.0020	03/31/2010
(6,096)	3.1928	04/05/2010
(4,809)	3.2047	04/06/2010
(5,453)	3.4015	04/07/2010
(1,919)	3.3744	04/12/2010
(807)	3.3641	04/13/2010
(7,304)	3.5646	04/22/2010
(8,760)	3.5714	04/22/2010
(2,509)	3.5962	04/23/2010
(10,949)	3.5888	04/23/2010